EXHIBIT 99.1

Highlander Silver Announces $330M Senior Secured Project Finance Facility Mandate with Natixis CIB

All amounts in this release are in U.S. dollars unless otherwise indicated.

TORONTO, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to announce that it has executed a mandate letter with Natixis Corporate & Investment Banking (“Natixis CIB”) to lead a fully underwritten 7-year senior secured structured project finance facility of $330 million (the “Facility”) to fund the development and construction of the Corani Silver Project in Peru. The financing will be supported by a cost overrun facility of up to $100 million to be established prior to first draw and provided by the Company; final facility amounts will be subject to due diligence. As of June 30, the Company reported a cash balance of approximately $100 million and no debt.

Natixis CIB brings deep expertise in structuring project financing for large-scale mining developments, reinforcing the Corani Silver Project as a globally recognized, bankable asset. The execution of this mandate letter represents a major milestone in advancing towards a fully funded construction package.

Daniel Earle, President & CEO of Highlander Silver, commented:

“Highlander Silver is delighted to partner with Natixis CIB, which is widely regarded as one of the world’s leading project finance institutions, with a distinguished track record of financing successful development projects. The Facility represents a strong endorsement of the Corani Silver Project, providing high-quality capital that follows a rigorous multidisciplinary due diligence process across key technical, financial, environmental and social aspects of the project that set it apart from recent peer financings in the high-yield and convertible debt markets. Importantly, Highlander Silver has retained 100% of the offtake rights to the project to preserve optionality and maximize future value amidst an intensifying global competition for clean concentrates.”

The Facility is subject to completion of definitive documentation, which will include customary project finance terms, fees and conditions, credit approvals, and the completion of ongoing detailed technical, financial, environmental and social due diligence. Closing is expected in the first quarter of 2027.

About Natixis Corporate & Investment Banking

Natixis Corporate & Investment Banking is a leading global financial institution that provides advisory, investment banking, financing, corporate banking and capital markets services to corporations, financial institutions, financial sponsors and sovereign and supranational organizations worldwide. As part of Groupe BPCE, the second largest banking group in France through the Banque Populaire and Caisse d'Epargne retail networks, Natixis CIB benefits from the Group's financial strength and solid financial ratings (Standard & Poor's: A+, Moody's: A1, Fitch: A+, R&I: A+).

On behalf of Highlander Silver

“Daniel Earle”
President and CEO

Information contact

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories, and the Corani silver project, the largest silver deposit in development globally.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to: statements regarding the Facility, including its anticipated amount, tenor, interest rate, spread and other terms; the timing and ability of the Company to complete and draw under the Facility; the completion of definitive documentation, ongoing due diligence; the establishment and amount of a cost overrun facility; the anticipated timing of closing; the use of proceeds of the Facility to fund development of the Corani Silver Project. Such forward looking information or statements can be identified by the use of words such as “anticipates”, “expects”, “intends”, “believes”, “plans”, “may”, “subject to” or “underway” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, including: that due diligence and definitive documentation will be completed on terms consistent with the mandate letter; the applicable conditions precedent will be satisfied; the cost overrun facility will be available on acceptable terms; and there will be no material adverse change affecting the Company, the Corani Silver Project or the financing markets. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accident, labour disputes and other risks of the mining industry; delays in obtaining governmental or stock exchange approvals or financing; and risks related to the Facility, including that definitive documentation may not be completed on the terms contemplated or at all, ongoing due diligence may not be completed to the satisfaction of Natixis CIB, conditions precedent may not be satisfied, the cost overrun facility may not be established on acceptable terms or at all, closing or drawdowns under the Facility may be delayed or may not occur, interest rates may change, or project costs may increase, or the development of the Corani Silver Project may be delayed, cost more than anticipated or be adversely affected by technical, environmental, social, permitting, construction or other development risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

1 S&P Global rankings including the Corani silver project and San Luis gold-silver project.